June 6, 2012

VIA EDGAR AND UPS

Mr. John Reynolds

Assistant Director

Division of Corporate Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Aurora Diagnostics, Inc.
Request for Withdrawal of Registration Statement on Form S-1
File No. 333-166400

Dear Mr. Reynolds:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Aurora Diagnostics, Inc. (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of its Registration Statement on Form S-1 (File No. 333-166400) as filed with the Commission on April 30, 2010 and amended by Amendment No. 1 filed June 21, 2010, Amendment No. 2 filed July 15, 2010, Amendment No. 3 filed August 2, 2010, Amendment No. 4 filed August 23, 2010, Amendment No. 5 filed October 22, 2010 and Amendment No. 6 filed November 17, 2010, together with all exhibits thereto (the “Registration Statement”).

The Registrant is requesting the withdrawal of the Registration Statement because the Registrant has decided not to pursue an initial public offering of its securities at this time. The Registration Statement was not declared effective by the Commission, and none of the Registrant’s securities were sold pursuant to the Registration Statement. Accordingly, the Registrant hereby respectfully requests that an order granting the withdrawal of the Registration Statement be issued by the Commission as soon as reasonably possible.

The Registrant acknowledges that no refund will be made for fees paid to the Commission in connection with the filing of the Registration Statement. The Registrant requests, in accordance with Rule 457(p) under the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Registrant’s account to be offset against the filing fee for any future registration statement or registration statements.

Please forward copies of the order consenting to the withdrawal of the Registration Statement to J. Mark Ray, Esq. of Alston & Bird LLP, outside counsel to the Registrant, via fax at 404-253-8293 and via mail at Alston & Bird LLP, One Atlantic Center, 1201 West Peachtree Street, Atlanta, Georgia 30309-3424.

11025 RCA Center Drive, Suite 300, Palm Beach Gardens, Florida 33410

Phone: (561) 626-5512 Fax: (561) 904-7826 www.auroradx.com

If you have any questions regarding this application for withdrawal, please contact Mr. Ray at 404-881-7739.

Sincerely, Aurora Diagnostics, Inc.

/s/ Gregory A. Marsh
Gregory A. Marsh Chief Financial Officer

cc:	J. Mark Ray, Esq., Alston & Bird LLP

11025 RCA Center Drive, Suite 300, Palm Beach Gardens, Florida 33410

Phone: (561) 626-5512 Fax: (561) 904-7826 www.auroradx.com